 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

24 November 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

The following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 22 November 2017:

Directors

Name	Price per Share / ADS1	Shares acquired
Kathleen Casey	US$49.00001	18 American Depositary Shares1 (representing 90 ordinary shares of US$0.50 each)
Henri de Castries	US$9.8000	172
Stuart Gulliver	US$9.8000	30,623
Irene Lee	US$9.8000	106
Iain Mackay	US$9.8000	17,121
Heidi Miller	US$49.00001	8 American Depositary Shares1 (representing 40 ordinary shares of US$0.50 each)
Marc Moses	US$9.8000	17,308

Other PDMRs

Name	Price per Share	Shares acquired
Samir Assaf	US$9.8000	16,876
Peter Boyles	US$9.8000 £7.4037	4,033 2,963
Patrick Burke	US$9.8000 £7.4010	4,703 2,098
John Flint	US$9.8000	6,251
Andy Maguire	US$9.8000	2,776
Paulo Maia	US$9.8000 £7.4037 £7.4205	2,611 2,158 4
Noel Quinn	US$9.8000	3,463
Antonio Simoes	US$9.8000	3,548
Peter Wong	US$9.8000 £7.4037	10,744 8,467

Persons closely associated ("CAP") with the PDMR

Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$9.8000	246

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Kathleen Casey

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286		Outside a trading venue	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
		Aggregated	$49.00	18	$882.00
			$49.00	18	$882.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Henri de Castries

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286		Outside a trading venue	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
		Aggregated	$49.00	18	$882.00
			$49.00	18	$882.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Stuart Gulliver

2 - Reason for the notification

Position/status	Group Chief Executive

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition		Aggregated	Price	Volume	Total
			$9.80	30,623	$300,105.40
			$9.80	30,623	$300,105.40

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Irene Lee

2 - Reason for the notification

Position/status	Non-executive Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition		Aggregated	Price $9.80	Volume	Total
				106	$1,038.80
			$9.80	106	$1,038.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Iain Mackay

2 - Reason for the notification

Position/status	Group Finance Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	17,121	$167,785.80
		Aggregated	$9.80	17,121	$167,785.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Heidi Miller

2 - Reason for the notification

Position/status	Non-executive Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue	USD - United States Dollar
Nature of Transaction: Acquisition		Price	Volume	Total
		$49.00	8	$392.00
	Aggregated	$49.00	8	$392.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Marc Moses

2 - Reason for the notification

Position/status	Group Chief Risk Officer

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	17,308	$169,618.40
		Aggregated	$9.80	17,308	$169,618.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Samir Assaf

2 - Reason for the notification

Position/status	Chief Executive, Global Banking and Markets

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	16,876	$165,384.80
		Aggregated	$9.80	16,876	$165,384.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Boyles

2 - Reason for the notification

Position/status	Chief Executive, Global Private Banking

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.40	2,963	£21,937.16
		Aggregated	£7.404	2,963	£21,937.16

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	4,033	$39,523.40
		Aggregated	$9.80	4,033	$39,523.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Patrick Burke

2 - Reason for the notification

Position/status	President and Chief Executive of HSBC US

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.40	2,098	£15,527.30
		Aggregated	£7.401	2,098	£15,527.30

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	4,703	$46,089.40
		Aggregated	$9.80	4,703	$46,089.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	John Flint

2 - Reason for the notification

Position/status	Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	USD -United States Dollar
Nature of Transaction: Acquisition Aggregated		Price	Volume	Total
		$9.80	6,251	$61,259.80
		$9.80	6,251	$61,259.80

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Andy Maguire
2 - Reason for the notification
Position/statusGroup Chief Operating Officer Initial notification/amendmentInitial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entityHSBC Holdings plc Legal Entity Identifier codeMLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	2,776	$27,204.80
		Aggregated	$9.80	2,776	$27,204.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Paulo Maia

2 - Reason for the notification

Position/status	Chief Executive, Latin America

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition Aggregated		Price		Volume	Total
		Aggregated	£7.40	2,158	£15,977.18
			£7.42	4	£29.68
			£7.404	2,162	£16,006.87

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	2,611	$25,587.80
		Aggregated	$9.80	2,611	$25,587.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Noel Quinn

2 - Reason for the notification

Position/status	Chief Executive, Global Commercial Banking

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$9.80	3,463	$33,937.40
		Aggregated	$9.80	3,463	$33,937.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Antonio Simoes

2 - Reason for the notification

Position/status	Chief Executive, HSBC Bank plc

Initial notification/amendment	Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition Aggregated	Price	Volume	Total
$9.80	3,548	$34,770.40
$9.80	3,548	$34,770.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Wong

2 - Reason for the notification

Position/status	Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.40	8,467	£62,687.13
	Aggregated	£7.404	8,467	£62,687.13

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	USD - United States Dollar
Nature of Transaction: Acquisition		Price	Volume	Total
		$9.80	10,744	$105,291.20
	Aggregated	$9.80	10,744	$105,291.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Camay Wong

2 - Reason for the notification

Position/status	Person closely associated with Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-11-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	USD -United States Dollar
Nature of Transaction: Acquisition		Price	Volume	Total
		$9.80	246	$2,410.80
	Aggregated	$9.80	246	$2,410.80

For any queries related to this notification, please contact:
JJ Williams
Shareholder Services
020 3268 3568

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 24 November 2017